HAND & HAND PC

24 Calle de La Luna

San Clemente, CA 92673

(949) 489-2400

Facsimile (949) 489-0034

April 29, 2011

H. Christopher Owings

Assistant Director

Securities & Exchange Commission

100 F Street, NW

Washington, DC 20549

Re:

China Advanced Technology

Amendment No. 2 to Registration Statement on Form S-1

Filed April 18, 2011

File No. 333-169212

Dear Mr. Owings:

We hereby file amendment number 3 and respond as follows to your comment letter by copying your comments, followed by a response in italics:

General

1.

It does not appear that you have responded to comments 11, 14 and 18 in our letter dated April 7, 2011.  In addition, although your response to comment 24 in our letter dated April 7, 2011 indicates that you complied with our comment, we were unable to locate a copy of your bylaws.  Accordingly, we re-issue each of these comments.

11.

We note your response to comment 31 in our letter dated October 1, 2010.  Please clarify whether the "joint marketing agreements" referred to in the second bullet under the sixth paragraph is the same as the "joint venture contracts" and "revenue share/joint venture campaign" discussed in "Business-Marketing."

Complied by conforming the description of all three references to "joint marketing contracts."

14.

Please disclose whether you acquired Live Wise, Inc. before or after your merger with Vitalcare Diabetes Treatment Center, Inc. Complied by amending the disclosure to read as follows:  "On February 21,  2010,Vitalcare Holding Corporation issued 600,000 shares to the three shareholders of Live Wise, Inc. in exchange for 100% of the Live Wise common stock. Vitalcare Holding company thereafter reincorporated in Nevada by merging into its wholly owned Nevada subsidiary, China Advanced Technology. This reincorporation was effective on March 25, 2010, when the Certificate of Merger, dated February 22, 2010,  was filed with the Secretary of State of Delaware. The corresponding document had already been filed with the Secretary of State of Nevada on February 24, 2010."

18.

We note your response to comment 42 in our letter dated October 1, 2010 and the disclosure that no selling stockholder is affiliated with a registered broker-dealer.  Please also tell us whether any selling stockholders are affiliated with a registered broker-dealer.

In Amendment no. 2, in the last line of the Selling Stockholders paragraph on page 13, it reads " None of the selling shareholders are affiliated with any registered broker dealers."

24.

We note that you have indicated that your Bylaws were filed with the S-1 filed on September 3, 2010.  However, such document was not filed as an exhibit to such filing.  Please file your Bylaws with the next amendment to the registration statement. The Bylaws are now attached to the filing.

2.

We note your response to comment 3 in our letter dated April 7, 2011.  Because the amount of shares being registered for resale is approximately 96.7% of your total shares held by non-affiliates, the offering appear to be a primary offering by you and the selling stockholders are acting as a conduit for you.  Accordingly, please revise the registration statement to name the selling stockholders as underwriters and disclose that such selling stockholders must resell their shares at a fixed price throughout the offering, even after you become quoted or listed.  If you disagree with our analysis, please advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Securities Act Rule 415(a)(10(i).  For further guidance, please consider our Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Complied by amending footnote 1 to the cover page table and the first paragraph under "Selling Stockholders"to delete reference to sales at market prices; and removing the word "Initial" from the cover page table and the Prospectus Summary with respect to the "Offering Price."

Plan of Operation, page 8

Plan of Operations, page 8

3.

We note your response to comment 9 in our letter dated April 7, 2011 and the disclosure that you had a net loss of $17,277 for the three months ended January 31, 2011.  However, it appears that your statement of operations on page F-18 discloses a net loss of $18,435 for such period.  We note that the disclosure on page F-18 states $17,277 as your loss from operating expenses.  Please revise.

Complied by revising the disclosure to distinguish between net operating loss and net loss, to read as follows: Our revenues were derived from four contracts for internet marketing assistance totaling $79,964 and one contract for  $35,000 for web design and social media marketing. In the three months ended January 31, 2011 we had no revenues and a net operating  loss of $ 17,277, and a net loss of $18,435.  This compares to general and administrative expenses and a net operating loss of $3,026 (net loss after other expense of $4,184)

in the three months ended January 31, 2011, and cost of goods of $1,125, general and administrative expenses of  $10,838, operating loss of $11,963,   and net loss after other expense of $15,437 in the  nine months ended January 31, 2010.

Evaluation of Disclosure Controls and Procedures, page 10

4.

We note your response to comment 12 in our letter dated April 7, 2011.  It appears that you deleted the subsection "Management's Report on Internal Control over Financial Reporting and Disclosure Controls and Procedures."  However, the subsection "Evaluation of Disclosure Controls and Procedures," which was the subject of comments 28 and 29 in our letter dated October 1, 2010, still remains. Accordingly, we re-issue comments 28 and 29 in our letter dated October 1, 2010 and comment 12 in our letter dated April 7, 2011.

Complied by deletion of the other paragraphs.

Business, page 11

Employees and Design Services, page 13

5.

We note your response to comment 15 in our letter dated April 7, 2011 and the revised disclosure that you have one employee.  Please tell us why you do not consider Jehu Hand, your Corporate Secretary, to be an employee.

We do not consider Jehu Hand to be an employee since his duties are ministerial and consist of maintaining the minute book and certifying corporate documents. This involves 10-30 minutes per month. The Company believes that to count him as an employess would be to overstate his importance and would be misleading.

Unaudited Consolidated Financial Statements

Consolidated Balance Sheets

6.

We note your response to comment 22 in our letter dated April 7, 2011, and we re-issue such comment.  Please tell us how you determined the collectability of your receivables is reasonably assured as we previously requested.  In this regard, we note certain invoices have been outstanding since July and August of 2010.  Generally, revenue is not recognized until it is realized or realizable.  Therefore, please explain how you concluded it was appropriate to recognize revenue.  See SAB Topic no. 13.A.

The interim financials were completed in the first week of March. By that time, the Company had collected 100% of the receivables and management believes that this fact lends credence to its view that the revenue was realizable.

Recent Sales of Unregistered Securities, page II-1

7.

We note your response to comment 23 in our letter dated April 7, 2011 and the revised disclosure that Vitalcare issued 40,019 shares on March 24, 2008.  Please explain to us why you believe the revised disclosure is responsive to comment 54 in our letter dated October 1, 2010, which had requested disclosure regarding 51,158 shares issued by you, and not 40,019 shares issued by your predecessor.  We re-issue comment 54 in our letter dated October 1, 2010 and comment 23 in our letter dated April 7, 2011.

S-K Item 701 requires disclosure regarding the issuer's issuances of unregistered securities for the prior 3 years. The issuer is China Advanced Technology, a Nevada corporation. China Advanced Technology was incorporated on February 16, 2010 and entered into a reverse merger a few days thereafter. Under reverse merger accounting, the 51,158 shares outstanding in the shell company prior to the reverse merger are "deemed" to be issued for accounting purposes at the time of the reverse merger; this included 40,019 shares issued by Vitalcare in March 2008 and 11,139 shares issued over the term of corporate existence of Vitalcare Diabetes Treatment Centers from 1987 (as stated under "Business - Background") prior to September 1, 2007.   Since September 1, 2007, 3 years prior to the date the original S-1 was filed, Vitalcare Diabetes Treatment Centers had made an issuance of 40,019 shares. The Company is not sure whether Item 701 disclosure is required with respect to the "predecessor" as the staff refers to Vitalcare Diabetes Treatment Centers, but decided to provide the information out of an abundance of caution. The pre-2007 11,139 shares were issued more than 3 years prior to the filing of the S-1 and are therefore not required to be disclosed.

Signatures

8.

Please identify, if correct, that Learned J. Hand is your sole director and that he has also signed the registration statement in his capacity as your principal financial officer and sole director.  See Instruction 1 to Signatures of Form S-1.

Complied.

Very truly yours,

Jehu Hand

JH:kp